UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
Commission file number: 0-13063
SCIENTIFIC GAMES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-0422894 (I.R.S. Employer Identification No.)

6650 S. El Camino Road Las Vegas, Nevada 89118
(Address of principal executive offices) (Zip Code)

Scott D. Schweinfurth,
Executive Vice President and Chief Financial Officer
(847) 785-3760
(Name and telephone number of the person
to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Mineral Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of Scientific Games Corporation’s Conflict Minerals Report for the year ended December 31, 2014 is attached hereto as Exhibit 1.01 and is publicly available at www.scientificgames.com/investors/sec-filings.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:
Exhibit 1.01     Conflict Minerals Report for the year ended December 31, 2014 as required by Items 1.01 and 1.02 of this
Form.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCIENTIFIC GAMES CORPORATION		May 29, 2015
By:	/s/ Scott D. Schweinfurth
Scott D. Schweinfurth
Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary